FILE NO. 70-______


                                 APRIL 12, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            APPLICATION FOR AN EXEMPTIVE ORDER UNDER SECTION 2(A)(7)
                OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            ------------------------


   HIGHFIELDS CAPITAL MANAGEMENT LP              HIGHFIELDS CAPITAL LTD.
      HIGHFIELDS ASSOCIATES LLC          GOLDMAN SACHS (CAYMAN) TRUST, LIMITED
       HIGHFIELDS CAPITAL I, LP            HARBOUR CENTRE, NORTH CHURCH STREET
      HIGHFIELDS CAPITAL II, LP                         P.O. BOX 896
   200 CLARENDON STREET, 51ST FLOOR               GEORGE TOWN, GRAND CAYMAN
          BOSTON, MA 02117                 CAYMAN ISLANDS, BRITISH WEST INDIES

                    (NAME OF COMPANIES FILING THIS STATEMENT
                   AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               KENNETH H. COLBURN
                             CHIEF OPERATING OFFICER
                        HIGHFIELDS CAPITAL MANAGEMENT LP
                        200 CLARENDON STREET, 51ST FLOOR
                                BOSTON, MA 02117
                                 (617) 850-7570


           (NUMBER, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:


       CLIFFORD M. NAEVE, ESQ.                  LOUIS A. GOODMAN, ESQ.
       JENNIFER K. WALTER, ESQ.        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP         ONE BEACON STREET
      1440 NEW YORK AVENUE, N.W.                 BOSTON, MA 02108
       WASHINGTON, D.C. 20005


                      Application For Exemptive Order Under
                             Section 2(a)(7) of the
                   Public Utility Holding Company Act of 1935

          Highfields Capital Management L.P. ("Highfields Management"), Highfields Associates L.L.C. ("Highfields Associates"), Highfields Capital I L.P., Highfields Capital II, L.P., and Highfields Capital Ltd. (collectively "the Highfields Entities") hereby submit this application to the Securities and Exchange Commission (the "Commission") for an order under Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (the "Act") declaring that, under the circumstances described herein, the Highfields Entities will not be holding companies under Section 2(a)(7) of the Act with respect to El Paso Electric Company, ("El Paso") a Texas corporation, even though collectively they will own more than ten percent of El Paso's common stock. Under the Ownership Limitations described below, the Highfields Entities will not be able to exercise the additional control associated with their increase in relative ownership rights associated with potential stock repurchases by El Paso. The Highfields Entities request that the Commission declaration be effective for a limited three-year period.

I.    Background

      A.    Information Concerning El Paso

            The information contained in this application concerning El Paso was obtained from public sources and the Highfields Entities have not independently verified such information.

            El Paso, a Texas company, is a public utility company which generates and distributes electricity in an area of approximately 10,000 square miles in western Texas and southern New Mexico. El Paso also sells electricity to wholesale customers in Texas, New Mexico, California, and Mexico. For the year ended December 31, 1998, El Paso had revenues of $602,221,000 and net income of $45,709,000.

            As of March 16, 1998, there were 60,405,083 shares of common stock outstanding. However, El Paso is generating significant cash from operations and transactions. One possible use of such cash is a program to repurchase shares of its common stock ("Buyback") -- an option that Highfields understands that El Paso may be considering. Highfields estimates that El Paso could buy back as much as 25% of its common stock and commence as early as April 1999.

      B.    Information Concerning Highfields

            Highfields, a Delaware partnership, is principally engaged in the business of investment management, acting as an investment manager for Highfields Capital I L.P., Highfields Capital II L.P., and Highfields Capital Ltd-- each of which is an investment fund ("Highfields Investment Funds"). Highfields Capital I L.P. and Highfields Capital II L.P. are Delaware partnerships. Highfields Associates, a Delaware limited liability company, is the general partner for Highfields Capital I L.P. and Highfields Capital II L.P. Highfields Capital Ltd., another Highfields Investment Fund, is a Cayman Islands registered corporation. As of March 31, 1999, Highfields had assets under management of approximately $1.9 billion.

            The purpose of the Highfields Investment Funds is to invest in securities and other financial instruments for current return and capital appreciation. None of the Highfields Entities is presently a "public utility company" or a "holding company" as such terms are defined in the Act. The Highfields Entities have not, and do not intend to, participate in the management or operations of El Paso.

            As of March 31, 1999, the Highfields Investment Funds owned a total of 5,753,600 shares of common stock or approximately 9.525% of the outstanding voting shares of El Paso. The following shows the ownership interests of the individual Highfields Investment Funds:

                                            Percentage         Percentage
                                            Ownership of       Ownership of
                                            Common Stock       Common Stock
     Name                  Shares Owned     Before Buyback     After Buyback(1)
     ----                  -----------      --------------     ----------------

Highfields Capital             593,408            .982%            1.310%

Highfields Capital II L.P.   1,111,745           1.840             2.454

Highfields Capital Ltd.      4,048,447           6.702             8.936
                             ---------           -----            ------
Total                        5,753,600           9.525            12.700

            There are not, and never have been, any contractual arrangements between any of the Highfields Entities and El Paso. The Highfields Entities do not have any veto rights with respect to El Paso. No employee, officer, trustee, or director of any of the Highfields Entities is, or has been, an employee, officer, trustee, or director of El Paso. Nor is Highfields aware of any investor that is, or has been, an employee, officer, trustee, or director of El Paso. In other words, the only relationship the Highfields Entities have with El Paso is that of a stockholder.

II.   Statutory Authority

            If the Buyback results in the Highfields Entities owning 10% or more of the outstanding Common Stock, the Commission is authorized by
Section 2(a)(7) of the Act ("Section 2(a)(7)") to declare that the Highfields Entities are not holding companies if the Commission finds that
(1) the Highfields Entities do not directly or indirectly own, control or hold with power to vote "10 per centum or more of the outstanding voting securities of a public-utility company or of a company which is a holding company" (Section 2(a)(7)(A)); or (2) the Highfields Entities:

      (i) Do not, either alone or pursuant to an arrangement or understanding with one or more other persons, directly or indirectly control El Paso either through one or more intermediary persons or by any means or device whatsoever;

---------------------

1 The Highfields Entities have assumed that El Paso will buy back 25% of its common stock for purposes of this calculation.

      (ii) are not intermediary companies through which such control is exercised, and

      (iii) do not, directly or indirectly, exercise (either alone or pursuant to an arrangement or understanding with one or more other persons) such a controlling influence over the management or policies of El Paso as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that Highfields be subject to the obligations, duties, and liabilities imposed by the Act upon holding companies.

Section 2(a)(7)(B).

            The Highfields Entities submit that they should not be deemed holding companies under either standard.

III.  Discussion

      A. The Highfields Entities Will Agree To the Proposed Ownership Limitations If the Commission Determines That They Will
            Not Be Holding Companies.

            The Highfields Entities will limit their ownership rights in El Paso in the following manners if the Commission provides the exemptive order requested in this Application:

      1. In all matters submitted to the shareholders of El Paso for a vote, the Highfields Entities will vote no more than 9.9% of the outstanding shares in their sole discretion and either (i) will refrain from voting the remaining shares or (ii) vote the remaining shares in the same proportion as the other shares (except shares voted by the Highfields Entities in their discretion) are voted. Notwithstanding the foregoing, if the Highfields Entities oppose any action as to which dissenting shareholders would be entitled to appraisal rights under applicable law, the Highfields Entities would be free to vote all of their shares against the approval of such action or otherwise take any action that may be required to perfect appraisal rights under applicable law.

      2. No officer, director or employee of the Highfields Entities will serve as a director of El Paso.

      3. The Highfields Entities will not enter into any transaction with El Paso (other than those related solely to the Highfields Entities' interest as a stockholder of El Paso) without first obtaining the written consent of the Commission Staff.

      4. The Highfields Entities will not solicit proxies with respect to any voting securities of El Paso without first obtaining the written consent of the Commission Staff.

      5. The Highfields Entities will not obtain any additional shares of common stock or securities without the written consent of the Staff except acquisitions pursuant to stock dividends or splits that do not result in any material (i.e. greater than one percent) increase in the Highfields Entities' ownership percentage of El Paso's common stock.

      6. The Highfields Entities will reduce their aggregate holdings in El Paso common stock to less than ten percent within three years of the date of the Commission's order granting this application, unless they obtain an extension of the exemptive order in writing from the Commission.

(These limitations are referred to collectively as "the Ownership
Limitations"). The Highfields Entities will abide by these conditions until such time as they no longer collectively own directly or indirectly 10% or more of the voting securities of El Paso.

      B. The Highfields Entities Will Not Hold Ten Percent of El Paso's Voting Securities If They Comply With the Proposed Ownership Limitations.

            Although the Highfields Entities may hold ten percent or more of El Paso's common stock for investment purposes as a result of the Buyback, they will not hold that level of voting securities if they comply with the proposed Ownership Limitations. The proposed Ownership Limitations effectively will transform the Highfields Entities' stock ownership above 9.9% into a passive investment. See Pinnacle West Capital Corp. (April 23,
1990) ("The two salient features of the definition of a 'voting security' are (i) that it provides the owner or holder with a present right to vote; and (ii) that such present right to vote may be exercised in the direction or management of the affairs of a company."). In fact, compliance with the proposed Ownership Limitations actually will diminish the Highfields Entities' abilities to influence the management of El Paso because they will be foregoing not only the exercise of rights associated with the ownership of stock in excess of 9.9% but also the exercise of some rights associated with their 9.9% stock ownership (rights to solicit proxies and have a related individual serve on the board).

            A finding that the Highfields Entities will not own more than 9.9% of voting securities is consistent with Commission precedent. Ownership of stock with latent voting rights is not ownership of voting securities. Pinnacle West Capital Corp., SEC No-Action Letter (Feb. 7,
1990). A series of no-action letters by the Commission Staff supports the finding that an entity owning more than a 9.9% interest in a public utility, but no discretion in voting the interest in excess of 9.9%, is not a holding company under Section 2(a)(7)(A) of the Act. See Cabot Corp. (June 8, 1994) (company agreeing to similar limitations not considered a holding company under Section 2(a)(7)); Western Resources, Inc. (Nov. 24,
1997) (company holding a total equity interest of 40% with all but 9.9% nonvoting convertible preferred stock not considered a holding company).

            In addition to the Cabot no-action letter, there are numerous no-action letters involving general or limited partnership interests where the investor had substantially greater equity interests than the Highfields Entities but voting rights similar to those of the Highfields Entities proposed in this case. See Ocean State Power (Feb. 16, 1988) (general partner with 40% equity interest and board representation, but less than 10% voting rights not a holding company); Torchmark Corp. (Jan. 19, 1996) (limited partners with more than 40% ownership interests but without management rights not holding companies even though the limited partners had decision-making rights concerning thirteen categories of management decisions, including disposition of 25% or more of company assets, certain indebtedness and entering into material contracts); Commonwealth Atlantic Limited Partnership (Oct. 30, 1991) (stating the Staff would not recommend that the Commission consider limited partners owning greater than 10% interest in utility partnership to be holding company); Nevada Sun Peak Limited Partnership (May 14, 1991); Dominion Resources, Inc. (Jan. 21,
1988) (limited partners without management rights not considered holding companies even though they had rights to approve, inter alia, the disposition of company assets, certain indebtedness, admission of other limited partners); Colstrip Energy Limited Partnership (June 30, 1988)
(same).

      C. With the Proposed Ownership Limitations, the Highfields Entities Will Not Be Able to Exercise a Controlling Influence Over El Paso After the Buyback.

            The Highfields Entities meet the criteria of Section 2(a)(7)
(B) so that they should not be considered "holding companies". That section permits the Commission to determine that a company is not a holding company if it does not and can not exercise a controlling influence over a utility. Even without the Ownership Limitations, the Highfields Entities (which would own less than 13% of the common stock after the Buyback) could be considered not to "control" El Paso. In the Matter of Lehigh Coal and Navigation Co., 1 SEC 1489 (1936) (company owning 12.8% of voting stock not a holding company).

            Cases where the Commission has denied applications for exemptive orders under Section 2(a)(7) have involved situations where investors have significant business, personal, or financial interests with the utility. See, e.g., Kopper United Co. v. SEC, 138 F.2d 577 (D.C. Cir.
1943) (denying Section 2(a)(7) order when subsidiary bought all the key raw materials from holding company, sold all surplus product to holding company and holding company had voting board representation). The Highfields Entities will have no such interests and thus no controlling influence on El Paso.

            The Highfields Entities have no interest in managing or controlling El Paso; they simply want to hold investment interests in the company and are willing to place severe restrictions on their ownership rights in order to maintain their investments. That these investments may exceed 10% of the voting securities of El Paso is not the result of any action taken by them to increase their ability to influence El Paso's management. Rather, it is the result of El Paso's own actions in initiating the Buyback. See Fidelity Management & Research Company, Release No. 35-26448, 1996 SEC LEXIS 109 (1996) (investor granted a temporary exemption under Section 3(a)(4) when a proposed bankruptcy reorganization would increase the investor's ownership in El Paso's voting securities). In this case, the Highfields Entities have no rights to stop El Paso's management from going forward with the Buyback while the Fidelity applicant had rights to vote on the reorganization. In addition, the Fidelity applicant lent funds to El Paso after its bankruptcy filing, thus placing Fidelity in position to acquire additional shares of voting securities. In contrast, the Highfields Entities have taken no actions to increase the number of voting shares they will own in El Paso.

            The proposed Ownership Limitations would reduce the Highfields Entities' voting rights to those of an investor holding only 9.9% of El Paso's stock. The Highfields Entities also have agreed to additional restrictions such as voting board representation and solicitation of proxies. In these circumstances, where the Highfields Entities have no other relationship with El Paso, the Highfields Entities would have even less ability to effect the management of El Paso than if they sold El Paso stock so that they held less than 10%. As described in the previous section, there is substantial Commission precedent for the action requested herein.

IV.   Conclusion

            For the above-stated reasons, the Highfields Entities request that the Commission find that they are not holding companies within the meaning of Section 2(a)(7) of the Act.


                                    HIGHFIELDS CAPITAL
                                    MANAGEMENT LP

                                    By: /s/ Kenneth H. Colburn
                                        ------------------------
                                        Kenneth H. Colburn
                                        Authorized Signatory of
                                        Highfields GP, LLC


HIGHFIELDS ASSOCIATES LLC           HIGHFIELDS CAPITAL I, LP

By: /s/ Kenneth H. Colburn         By: /s/ Kenneth H. Colburn
    -------------------------          -------------------------
    Kenneth H. Colburn                  Kenneth H. Colburn
    Authorized Signatory                Authorized Signatory of
                                        Highfields Associates, LLC
                                        General Partner


HIGHFIELDS CAPITAL II, LP           HIGHFIELDS CAPITAL LTD

By: /s/ Kenneth H. Colburn         By: /s/ Kenneth H. Colburn
    -------------------------          -------------------------
    Kenneth H. Colburn                  Kenneth H. Colburn
    Authorized Signatory of             Authorized Signatory of
    Highfields Associates LLC           Highfields GP, LLC,
    General Partner                     General Partner of
                                        Highfields Capital
                                        Management LP, Investment
                                        Manager

       DANIEL C. CLAFFEY
         Notary Public
     My Commission Expires
       February 17, 2006

4/12/99 /s/ Daniel C. Claffey
        ---------------------

                       RESOLUTION OF THE MANAGING MEMBERS

                              AUTHORIZATION TO SIGN
                               REGULATORY REPORTS


           The undersigned, being the Managing Members of Highfields Associates LLC and Highfields GP LLC, the general partner of Highfields Capital Management LP, each a Delaware limited liability company (the "Companies"), recognizing the need for the prompt preparation and execution of reports required by various regulatory authorities, do hereby adopt the following resolution and consent to the actions to be taken thereby:

           RESOLVED, that Kenneth H. Colburn ("Colburn") is authorized to sign on behalf of the Companies all reports, applications, filings and correspondence in connection with reporting requirements ("Regulatory Reports") of any and all federal regulatory authorities, including the Commodity Futures Trading Commission, the Securities and Exchange Commission and the Interstate Commerce Commission, and of any and all foreign, state, United States territorial and local regulatory authorities. Regulatory reports do not include any documents specifically required to be signed by one or both of the Managing Members or a chief executive officer of the Companies, or agreements, consents or authorizations to act on behalf of the Companies. However, Colburn is authorized to sign any resolution or consent appearing on any Regulatory Report with respect to appointing the signatory thereof.


                                   /s/ Jonathon S. Jacobson
                                   ------------------------------
                                   Jonathon S. Jacobson
                                   Managing Member



                                   /s/ Richard L. Grubman
                                   ------------------------------
                                   Richard L. Grubman
                                   Managing Member


                                   Date:  MARCH 19, 1999
                                          --------------

COUNTY OF Suffolk
          -------------------
STATE OF  MA
          -------------------


                                  VERIFICATION


          Before me, a notary public, on this day personally appeared Kenneth H. Colburn, known to me to be the person whose name is subscribed to in the foregoing document, being by me first duly sworn, declared, under oath, that he is familiar with such document and that, to the best of his knowledge, information and belief, the information contained therein is true.

          Given under my hand and seal of office this 12th day of April, 1999.
                                                      ----

                              /s/ Daniel C. Claffey
                              -------------------------------
                              Notary Public, State of


                              My Commission Expires:     DANIEL C. CLAFFEY
                                                           Notary Public
                                                       My Commission Expires
                                                         February 17, 2006
                                                       -----------------------


                                                [Seal]